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                              XENOGEN CORPORATION
                              860 Atlantic Avenue
                           Alameda, California 94601

                                 April 9, 2001


VIA FACSIMILE AND ELECTRONIC TRANSMISSION
-----------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Xenogen Corporation (Commission File No. 333-47030)
          Request for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Xenogen Corporation hereby requests the withdrawal of its Registration Statement on Form S-1 (Commission File No. 333-47030), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 29, 2000. The Registration Statement has not been declared effective.

     At this time, due to the volatility of the public capital markets, Xenogen has determined not to proceed with the public offering contemplated by the Registration Statement. No securities under the Registration Statement have been sold. Although no decision has been made at this time, Xenogen may undertake a private offering in reliance on Rule 155(c) under the Securities Act.

     If you have any questions regarding the foregoing withdrawal, please contact Karen Dempsey, outside counsel of Xenogen, at (415) 947-2014.

                              Very truly yours,

                              XENOGEN CORPORATION


                              By: /s/ Pamela R. Contag
                                  ------------------------------------------
                                  Pamela R. Contag, Ph.D.
                                  Co-Chief Executive Officer and President



cc:  The Nasdaq National Stock Market, Inc.

     K.A. Dempsey